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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/24 (MM/DD/YY) AND ENDING 01/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brex Treasury LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 South 500 West, Suite 300
(No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Moore	(913) 593-9475	kevin@brex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 Mission St	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Moore _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brex Treasury LLC _____, as of 1/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES FLEMING JR.
COMM. #2366482
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Exp. July 20, 2025

Signature: _____

Title: Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Brex Treasury LLC

(SEC. I.D. NO. 8-70251)

Financial Statements and Supplemental Information
As of and for the Year Ended January 31, 2025
With Report of Independent Registered Public Accounting Firm

Table of Contents



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Brex Treasury LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brex Treasury LLC (the "Company") as of January 31, 2025, the related statement of operations, cash flows, and changes in member's equity, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Schedule 1—Computation of Net Capital under 17 CFR 240.15c3-1, Schedule 2—Computation for Determination of Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3, and Schedule 3—Information Related to Possession or Control Requirements for Customers under 17 CFR 240.15c3-3 as of January 31, 2025, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

April 15, 2025

We have served as the Company's auditor since 2024.

BREX TREASURY LLC
Statement of Financial Condition
(in thousands)

As of January 31,		2025
ASSETS		
Cash and cash equivalents	$	98,425
Cash segregated under federal and other regulations		7,903
Accounts receivable		3,396
Due from affiliates, net (Note 3)		706
Receivables from customers		157
Other assets		214
Total assets	$	**110,801**
LIABILITIES		
Payable to customers	$	3,170
Accounts payable and accrued liabilities		359
Total liabilities		**3,529**
Commitments and contingencies (Note 5)		
EQUITY		
Member's equity		107,272
Total equity	$	**107,272**
Total liabilities and equity	$	**110,801**

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Operations
(in thousands)

For the year ended January 31,		2025
Revenue		
Bank deposit account fees	$	51,098
Distribution fees		20,773
Service revenue from parent		18,341
Other revenue		3,218
Total revenue	$	**93,430**
Expenses		
Compensation and benefits (Note 3)	$	8,929
General and administrative (Note 3)		4,310
Technology and communications (Note 3)		3,784
Other expenses (Note 3)		1,047
Total expenses		**18,070**
Net income	$	**75,360**

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Changes in Member's Equity
(in thousands)

For the year ended January 31,		2025
Member's equity at beginning of period	$	125,912
Dividends		(94,000)
Net income		75,360
Member's equity at end of period	$	107,272

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Cash Flows
(in thousands)

For the year ended January 31,		2025
OPERATING ACTIVITIES		
Net income	$	75,360
Changes in operating assets and liabilities:		
Receivables from customers		16,106
Accounts receivable		3,719
Due from affiliates, net		(237)
Other assets		367
Payable to customers		(7,553)
Accounts payable and accrued liabilities		(1,074)
Other liabilities		(917)
Total adjustments to reconcile net income to net cash provided by operations:		10,411
Net cash provided by operating activities:		85,771
FINANCING ACTIVITIES		
Dividends paid to Member		(94,000)
Net cash used in financing activities		(94,000)
Net cash (decrease) for period		(8,229)
Cash, cash equivalents, and cash segregated under federal and other regulations at beginning of year		114,557
Cash, cash equivalents, and cash segregated under federal and other regulations at end of year	$	106,328
The following presents cash, cash equivalents, and cash segregated under federal and other regulations at end of year:		
Cash and cash equivalents	$	98,425
Cash segregated under federal and other regulations	$	7,903
Total cash, cash equivalents, and cash segregated under federal and other regulations	$	106,328

The accompanying notes are an integral part of the financial statements.

1. **ORGANIZATION & OPERATIONS**

    Nature of Business

    Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent" or the "Member").

    The Company currently operates in one reportable and one operating segment and offers customers business cash management accounts known as Brex Business Accounts (BBAs) where customer deposits can be swept into a money market mutual fund or program banks within the program ("the Bank Sweep Program"). The Company operates the Bank Sweep Program pursuant to SEC Rule 15c3-3 ("the Customer Protection Rule") making the Company fully subject to the Customer Protection Rule and requiring the Company to hold customer funds-in-transit in a special reserve account for the exclusive benefit of customers. The Bank Sweep Program provides customers with Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000 per bank in the program with a maximum protection of $6M or to place their deposits into a money market mutual fund whereby they earn a yield on their money market mutual fund investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the financial statements.

    Use of Estimates

    The preparation of the financial statements and the related disclosures in conformity with GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions include, but are not limited to, service revenue, expense sharing arrangement costs, and accrued liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

    Cash and Cash Equivalents

    The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks which are subject to credit risk to the extent those balances exceed the applicable FDIC limits. As of January 31, 2025, the Company had no cash equivalents.

    Cash Segregated Under Federal and Other Regulations

    Cash segregated under federal and other regulations consists of cash holdings in bank accounts subject to regulatory withdrawal restrictions and cash segregated in a reserve account to satisfy requirements under Rule 15c3-3 of the SEC. The cash segregated under Rule 15c3-3 is held within special reserve bank accounts for the exclusive benefit of customers.

    Payable to and Receivables from Customers

    In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank as part of the Bank Sweep Program. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company may prepay the redemption amount prior to settlement of the redemption from the money market mutual

fund or program bank. These prepayments create a bank deposit receivable from customers related to the Bank Sweep Program that is considered readily convertible to cash until the redemption is settled with the money market mutual fund or the program bank. The funds settle within one business day.

Receivables from customers are written off when there are insufficient funds in the money market mutual fund or bank sweep balances of the customer and are recognized as transaction losses in the Statement of Operations. These transaction losses occur due to fraudulent transactions conducted by bad actors and the Company is unable to collect on the receivables as a result.

Revenue Recognition

In accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, in each of our revenue arrangements outlined below, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects our expected consideration in exchange for those goods or services.

The Company earns intercompany service revenue, inclusive of indirect expense reimbursement, over time for the services it performs for the Parent as part of an intercompany arrangement using a cost-plus model for any direct expenses it incurs as part of its operations. Service revenues are primarily generated from fees charged for customer acquisition and administration services which include management of self-directed accounts for the purchase, sale, or carrying of securities. Refer to Note 3 – Related Party Transactions for additional disclosures regarding intercompany service revenues.

Bank deposit account fees consists of revenues earned and recognized over time resulting from our Bank Sweep Program, where uninvested customer cash is swept to FDIC-insured accounts at a network of third-party program banks. The Company provides marketing, record keeping, and support services to the program banks in the Bank Sweep Program in exchange for bank deposit account fees. Bank deposit account fees are variable based on the customer bank deposit balances held at the respective program bank and fixed or floating interest rates pre-established within the agreement with each program bank on such balances. Bank deposit account fees are collected from the program banks monthly. As of January 31, 2025, receivables for bank deposit account fees of $1.6 million are included in accounts receivable on the Statement of Financial Condition.

Distribution fees consists of revenue earned and recognized over time for promoting and distributing a money market mutual fund on behalf of the Fund Manager, who is our customer under the arrangement. Distribution fees are variable based on the amount of shares and the length of time those shares are held by our BBA customers, as there is uncertainty in the value of the shares at future points in time and length of time the customer remains in the fund. Distribution fees are collected from the money market mutual fund monthly. As of January 31, 2025, receivables for distribution fees of $1.8 million are included in accounts receivable on the Statement of Financial Condition.

As of January 31, 2025, the expected credit losses on receivables for bank deposit account fees and distribution fees were considered to be immaterial, primarily due to the creditworthiness of our counterparties.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

- Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values. There were no assets or liabilities that were measured at fair value on a recurring basis as of January 31, 2025.

As of January 31, 2025, certain carrying amounts of the Company's financial instruments, that are not measured at fair value on a recurring basis, such as cash and cash equivalents, cash segregated under federal and other regulations, accounts receivable, payables to customers, and accounts payable and accrued liabilities, approximate their fair value due to their short-term nature.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal and state tax purposes and therefore does not pay income taxes in any jurisdiction. The Company's taxable income and expenses are ultimately included in the federal and state income tax returns of the Parent. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. No formal tax-sharing arrangement exists between the Company and its Parent, and the Company has no obligation to fund any tax liability of the Parent with its earnings.

Segment Reporting

In accordance with ASC Topic 280 - Segment Reporting ("ASC 280"), the Company has determined that it has a single operating and reportable segment.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements and requires a single segment public entity to provide all of the disclosures as required by ASC 280. The standard is effective for fiscal years beginning after December 15, 2023. The Company has adopted ASU 2023-07 effective beginning February 1, 2024. The adoption of this standard did not have any material impact on the Company's financial statements.

3. **RELATED-PARTY TRANSACTIONS**

The amount of revenue earned from the Parent may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers. The allocation of these expenses is performed on a reasonable basis and approximates the proportional cost of a service or product to the proportional use of or benefit derived. The terms of the expense sharing agreement are reviewed periodically.

Pursuant to an expense sharing agreement, the Company reimburses the Parent for employee compensation, benefits, share-based payments, and administering the AML (Anti-Money Laundering) program for the Company, as well as certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. Under the same expense sharing agreement, the Parent pays certain direct expenses for services the Company performs on behalf of the Parent through a cost-plus intercompany agreement and in addition,

reimburses the Company for indirect expenses. The cost-plus and reimbursement revenue is reflected as Service revenue from Parent on the Statement of Operations. Net cash is settled with allocated expenses in accordance with the agreement. As of January 31, 2025, the amount due from and to our Parent under the agreements were $1.6 million and $0.9 million, respectively. These amounts are presented net in the Due from affiliates, net on the Statement of Financial Condition.

The Parent issues equity-based awards under its Stock Incentive Plan for the benefit of its employees, including those that perform services on behalf of the Company. These employees were granted stock options to purchase shares of the Parent's common stock at an exercise price equal to the fair value per common share at the time of issuance. The stock options vest over a four-year period. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period based on the fair value of the award on the date of grant. Stock-based compensation associated with stock options for the year ended January 31, 2025, was $0.5 million and is included in compensation and benefits in the Statement of Operations.

The table below represents related-party expenses under the expense sharing agreement incurred by the Company (in thousands):

For the year ended January 31,		2025
Compensation and benefits	$	8,929
Technology and communications		3,784
General and administrative		267
Other expenses		284
Total	**$**	**13,264**

The Parent records compensation and benefits expense for all cash and deferred compensation, benefits and related taxes as earned by its employees.

The Company also obtains unsecured borrowings from the Parent to finance its operating activities from time to time under a $75.0 million line of credit at an interest rate of 5% per annum. Interest expense for the year ended January 31, 2025, was immaterial, but is included in other expenses in the Statement of Operations. As of January 31, 2025, there is no intercompany borrowing outstanding.

From time to time, other entities of Brex may hold accounts at the Company as a part of the Bank Sweep Program. These accounts are offered at the same terms and conditions as other customer accounts in the ordinary course of business and generally relate to test accounts. The accounts are subordinate to the claims of our customers. As of January 31, 2025, the balance of these accounts was zero.

4. REGULATORY REQUIREMENTS

The Company is authorized to use the alternative standard for computing net capital under The Securities Exchange Act (SEA) Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of January 31, 2025, the Company's net capital was $104.6 million which was $104.3 million in excess of its required minimum net capital.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Cash required to be segregated and on deposit for regulatory purposes at January 31, 2025 totaled $3.2 million and the balance in the reserve account was $7.8 million. On February 3, 2025, the Company deposited $0.1 million into its segregated reserve bank account.

5. COMMITMENTS & CONTINGENCIES

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, the Company believes that it is not probable it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Contingencies

The Company is subject to various legal proceedings, enforcement actions, and claims that have arisen in the ordinary course of business and that have not been fully resolved. There was not at least a reasonable possibility the Company may have incurred a material loss for asserted legal and other claims. Additionally, the Company was subject to a FINRA enforcement action in September 2024, resulting in a total penalty paid of $0.9 million.

6. **SEGMENT REPORTING**

The Company consists of a single operating and reportable segment that comprises the entire entity. The accounting policies of the segment are the same as those described in Note 2. The Company's President, Chief Operating Officer, and Chief Financial Officer act as the chief operating decision maker ("CODM"). The CODM reviews the Company's net income to allocate resources and assess performance. The CODM reviews the significant expense categories as presented on the statement of operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

7. **SUBSEQUENT EVENTS**

The Company has evaluated events through April 15, 2025, the date that the financial statements were available to be issued. Based on this evaluation, other than as disclosed below, the Company has determined no additional subsequent events were required to be recognized or disclosed.

Distribution to Brex Inc.

In February 2025, the Company executed a dividend payment to the Parent in the amount of $9.0 million.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1

January 31, 2025
(in thousands)

Total member's equity	$	107,272
Less: non-allowable assets		
Other assets		2,714
Tentative net capital before haircuts		104,558
Less: haircuts		0
Net capital		104,558
Minimum net capital required under the alternative standard, the greater of $250,000 or 2% aggregate debit items		250
Excess net capital		104,308
Net capital in excess of the greater of 5% combined aggregate debit items or 120% of minimum net capital requirement	$	**104,258**

There are no material differences between the information presented above and the information in the Company's unaudited Form X-17A-5, Part IIA amended filing as of January 31, 2025, which was filed on April 3, 2025

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO EXHIBIT A TO 17 CFR 240.15c3-3

January 31, 2025
(in thousands)

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	3,170
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		—
Total credits	$	**3,170**

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Other		—
Total debits		**—**

Reserve computation

Excess of total credits over total debits	3,170
Amount held on deposit in Reserve Bank Accounts at January 31, 2025	7,765
Amount of deposit - February 3, 2025	61
New amount in Reserve Bank Accounts after deposit	$ 7,826

There are no material differences between the information presented above and the information in the Company's unaudited Form X-17A-5, Part IIA amended filing as of January 31, 2025, which was filed on April 3, 2025

SCHEDULE 3

INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15c3-3

January 31, 2025
(in thousands)

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items   0

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items permitted by Rule 15c3-3.

Number of items   0

There are no material differences between the information presented above and the information in the Company's unaudited Form X-17A-5, Part IIA amended filing as of January 31, 2025, which was filed on
April 3, 2025



Brex

BREX TREASURY LLC. · 650 SOUTH 500 WEST, SUITE 300, SALT LAKE CITY, UT 84101 · BREX.COM

Brex Treasury LLC's Compliance Report

Brex Treasury LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended January 31, 2025;

3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended January 31, 2025;

4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended January 31, 2025; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company identified the following material weaknesses in the Company's Internal Control Over Compliance as of and during the year ended January 31, 2025:

- The Company did not design sufficiently precise controls over the generation, electronic notification, and delivery of customer statements pursuant to Rule 2231, Customer Account Statements, of the Financial Industry Regulatory Authority.

- The Company's controls did not operate effectively with regards to the classification of suspense items within the Customer Reserve Formula pursuant to 17 C.F.R § 240.15c3-3(e). Specifically, the Company did not include certain customer related funds, incorrectly deemed to be suspense items, as a credit balance within the customer reserve formula, which resulted in instances of non-compliance during the year ended January 31, 2025.

I, Kevin Moore, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Kevin Moore

Kevin Moore
Chief Financial Officer, Brex Treasury LLC
April 15, 2025



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Brex Treasury LLC:

We have examined Brex Treasury LLC's (the "Company") statements, included in the accompanying Brex Treasury LLC's Compliance Report, that (1) the Company's internal control over compliance was not effective during the year ended January 31, 2025; (2) the Company's internal control over compliance was not effective as of January 31, 2025; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3- 1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of January 31, 2025; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non- compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and Rule 2231, Customer Account Statements, of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended January 31, 2025; the Company complied with the net capital rule and reserve requirements rule as of January 31, 2025; the information used to assert compliance with the net capital rule and reserve requirements rule as of January 31, 2025 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Brex Treasury LLC's Compliance Report, the following material weaknesses have been identified in the Company's internal control over compliance as of and during the year ended January 31, 2025:

- The Company did not design sufficiently precise controls over the generation, electronic notification, and delivery of customer statements pursuant to Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority.
- The Company's controls did not operate effectively with regards to the classification of suspense items within the customer reserve formula pursuant to 17 C.F.R § 240.15c3-3(e). Specifically, the Company did not include certain customer related funds, incorrectly deemed to be suspense items, as a credit balance within the customer reserve formula, which resulted in instances of non-compliance during the year ended January 31, 2025.

In our opinion, because of the material weaknesses referred to above, the Company's internal control over compliance was not effective as of and during the year ended January 31, 2025. In our opinion, the Company's statements that the Company complied with the net capital rule and the reserve requirements rule as of January 31, 2025, and the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule as of January 31, 2025 was derived from the Company's books and records are fairly stated, in all material respects.

Deloitte & Touche LLP

April 15, 2025